UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated March 27, 2018

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

On March 26, 2018, BeyondSpring Inc. (the “Company”) appointed Edward Dongheng Liu as its Chief Financial Officer, effective immediately.  Mr. Liu has more than a decade of senior investment banking experience and worked on dozens of initial public offerings, share placements, bond offerings and M&A transactions, and extensive experience in healthcare investment.

Mr. Liu joins the Company with more than a decade of experience in senior banking roles, where he supported dozens of corporate financings and strategic transactions for clients across sectors in the Asia-Pacific region. Mr. Liu specializes in in-depth financial analysis with a particular focus in healthcare from his previous experiences in equity investments and investment banking. Prior to joining the Company, Mr. Liu was a Partner and Executive Director at Epiphron Capital, a cross-border, healthcare-focused investment fund that was an early investor in the Company. Before Epiphron, he was a Senior Vice President and Vice President on the investment banking and capital markets team at Jefferies, where he was based in Hong Kong. Prior to Jefferies, he held various roles of increasing responsibilities at J.P. Morgan, where he focused on investment banking in the Asia-Pacific region. Mr. Liu received his bachelor’s degree in economics and mathematics from Yale University. He also studied biomedical engineering at Tsinghua University.

Amy Yang, who served as the Company’s interim Chief Financial Officer, will continue to serve in her role as the Company’s Controller.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

By:	/s/ Lan Huang

	Name:	Lan Huang

	Title:	Chairman and Chief Executive Officer

Date: March 27, 2018